PRESS RELEASE

CZN-TSX CZICF-OTCBB	May 15, 2007 FOR IMMEDIATE RELEASE

Canadian Zinc Reports First Quarter 2007 Results

°	Continuing Successful Drilling at Prairie Creek Project
°	Road Permit Approved

Vancouver - May 15, 2007 -- Canadian Zinc Corporation (“TSX-CZN”) reports filing its Financial Statements for the quarter ended March 31, 2007. The net loss for the quarter was $64,468 compared to a net loss of $155,146 in the first quarter of 2006. The improvement is attributable to higher interest income on cash invested.

The winter 2007 exploration program at the Prairie Creek project was very successful with $1.7 million invested in exploration and development during the quarter up from $250,500 in the first quarter of 2006.

In April 2007, the Mackenzie Valley Land and Water Board granted the Company a Land Use Permit to operate a winter road from the Prairie Creek mine site to the Liard Highway.

At March 31, 2007 the Company had cash and short term investments of $27.6 million.

This press release should be read in conjunction with financial statements and the notes thereto for the quarter ended March 31, 2007. The financial statements and additional information relating to the Company, including Management’s Discussion and Analysis is available on SEDAR at www.sedar.com or on the Company’s website at www.canadianzinc.com

Exploration Success in Underground Drilling:

The underground exploration and development program started in 2006 when a new decline was driven about 400 meters from the end of the pre-existing workings on the 870 meter level.

Six new drill stations were established at 50 meter spacings along the decline from which it is planned to drill up to 10,000 meters of underground exploration drilling in about 50 holes. By March 30, 2007 25 holes were completed totaling 5,212 meters of drilling.

The results to date from the underground drilling are considered very encouraging. A total of 24 of the first 25 holes drilled intersected significant grade mineralization and many holes had multiple intercepts. The grades within the vein mineralization are particularly strong with grades up to 56% combined lead and zinc with 10 oz/ton silver and increasing vein widths. New additional stratabound mineralization was also intersected in eight of the holes with multiple intercepts. Of particular note was the intersection of stratabound sulphide mineralization in the most northern holes drilled so far that test the stratabound host horizon, which indicates excellent potential of locating more stratabound mineralization as this stratigraphy continues further down dip. For full details of the drilling results from the underground program please refer to Canadian Zinc’s press releases dated October 24, 2006, December 6, 2006, January 9, 2007 March 5, 2007 March 22, 2007 and April 24, 2007 [see table of interim underground drill results attached].

Plans for 2007 include continuing the ongoing underground exploration and infill drilling program at the Prairie Creek property. It is expected that the underground drilling will continue through to June 2007.

It is also planned to continue the new decline by a further 250 meters to provide additional drilling access to the deeper parts of the Prairie Creek orebody. The objective of this program is to better define the historical mineral resource in the Main Zone and further explore for additional resources outside the currently known resource area. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization is also involved. Minefill Services Inc. of Vancouver have been retained to complete an independent resource calculation for the Prairie Creek deposit upon completion of the underground drilling program.

Continued Progress in Permitting - Road Permit Approved

The Company is extremely pleased to report that the Mackenzie Valley Land and Water Board has approved a Land Use Permit to operate a winter road from the Prairie Creek mine site to the Laird Highway. The permit is valid for a period of five years to April 10, 2012.

The road to the Prairie Creek mine which was first constructed in 1980, is approximately 170 kms long. The road was operated for the following two years, 1981 and 1982, during which time in excess of 700 loads of material, plant, machinery, equipment and supplies were successfully transported to site, and enabled the construction of the extensive infrastructure which is currently in place at the Prairie Creek mine, including a 1,000 ton per day mill, workshops, camp accommodation, mobile and underground equipment, etc.

The approval of this road permit is a very important development for the Prairie Creek project. Operation of the road will facilitate the resupply of the minesite for the next five years and will enable bulk supplies, especially fuel, and large pieces of equipment to be delivered to the minesite. Until now the only access has been by air to the Company’s 3,000 foot airstrip at Prairie Creek, and obviously air transportation has capacity limitations and weather restrictions and is also expensive and inefficient.

The approval of the Road Permit completes the package of permits required for exploration and development of the Prairie Creek Mine.

Since 2001, Canadian Zinc has been granted four Land Use Permits, a Water Licence and now a Road Permit. During this time many aspects of the project have successfully undergone five separate Environmental Assessments (E.A.) completed by the Mackenzie Valley Environmental Impact Review Board (MVEIRB).

Canadian Zinc now holds the following permits for the Prairie Creek project:

•	Land Use Permit for underground exploration and development - valid to September 2008 and renewable;
•	Land Use Permit for surface diamond drill exploration within 1,000 meters of the minesite - valid to November 2008;
•	Land Use Permit for surface diamond drill exploration anywhere within the 16 kilometer long Prairie Creek property - valid to May 2011;
•	Water Licence (Type B) for water and waste management and pilot mill operation - valid to September 2008 and renewable;
•	Road Land use Permit for winter overland access - valid to April 2012.

Together these current permits enable Canadian Zinc to carry out all of its planned surface exploration, underground development and metallurgical testing work, which will in turn enable completion of revised resource calculations and a new feasibility study. Rehabilitation, upgrading and modernization of the mill and other infrastructure can also be carried out in preparation for production.

With the approval of the Road Permit, the only remaining permit required for the commencement of production is a Type A Water Licence for the operation of the mine and mill which would allow for the production of lead and zinc concentrates. The Project Description Report (“PDR”) for this Licence application has been prepared and is being reviewed and discussed with various Government bodies and Regulatory agencies. The Company plans to file the application for this Licence with the Mackenzie Valley Land and Water Board following completion of these reviews and discussions.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail  invest@canadianzinc.com  Website: www.canadianzinc.com

ATTACHMENT TO PRESS RELEASE OF CANADIAN ZINC CORPORATION, MAY 15, 2007

Prairie Creek Interim Underground Drilling Intersections Previously Announced
Underground Drilling Intersections: Section 50650N
Hole Number	From (m)	To (m)	Length (m)	TT (m)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-06-001	90.37	94.96	4.59	4.55	-6	9.11	23.87	170	0.421	V
PCU-06-002	96.71	98.51	1.80	1.66	+10	5.82	1.80	55	0.139	V
PCU-06-003	120.40	126.80	6.40	5.20	-44	15.55	12.42	396	1.185	V
PCU-06-004	173.00	176.40	3.40	2.18	-59	nsm				V
PCU-06-005	263.60	265.05	1.45	1.31	-74	6.33	21.43	75	0.031	SB
“	265.70	267.30	1.60	0.68	-74	14.14	2.22	200	0.402	V
“	274.36	278.59	4.23	1.80	-74	10.75	10.24	135	0.131	V
PCU-06-006	248.98	250.38	1.40	1.29	-79	12.86	24.19	166	0.045	SB
“	259.63	263.38	3.75	3.46	-79	9.06	18.29	104	0.019	SB
“	329.43	336.19	6.76	2.45	-79	2.40	0.26	22	0.018	V
Underground Drilling Intersections: Section 50600N
PCU-06-007	105.10	106.68	1.58	1.35	-8	15.22	10.52	168	0.392	V
PCU-06-008	108.42	110.32	1.90	1.50	-32	16.36	11.61	250	0.654	V
PCU-06-009	150.23	155.30	5.07	3.31	-50	15.60	12.95	240	0.528	V
PCU-06-010	186.03	187.64	1.61	0.86	-61	17.86	6.97	192	0.378	V
PCU-07-011	225.10	237.54	12.44	5.04	-69	9.85	9.45	153	0.349	V
“ includes	225.10	229.71	4.61	1.87	-69	13.38	10.23	220	0.556	V
“ includes	234.39	237.54	3.15	1.28	-69	18.12	21.02	262	0.522	V
PCU-07-011	240.04	242.40	2.36	2.07	-69	4.82	12.19	33	0.009	SB
PCU-07-012	235.25	235.8	0.55	0.50	-74	0.80	5.41	8	0.005	SB
PCU-07-012	250.62	254.35	3.73	3.37	-74	7.42	14.64	74	0.021	SB
PCU-07-012	257.78	259.67	1.89	1.71	-74	2.56	10.17	30	0.012	SB
PCU-07-012	264.58	265.22	0.64	0.22	-74	9.16	18.09	84	0.046	V
Underground Drilling Intersections: Section 50700N
PCU-07-013	95.71	98.04	2.33	2.11	13	19.97	12.69	318	0.831	V
PCU-07-014	92.21	95.49	3.28	3.21	-4	26.41	29.70	342	0.599	V
PCU-07-015	94.59	98.16	3.57	3.32	-29	16.99	16.49	228	0.403	V
PCU-07-016	154.00	156.70	2.70	1.97	-52	24.11	12.09	338	0.602	V
PCU-07-017	220.90	224.80	3.90	2.15	-66	11.43	18.73	334	0.945	V
“ -017	250.55	255.70	5.15	4.42	-66	0.41	2.71	6	0.003	SB
PCU-07-018	262.82	263.20	0.38	0.34	-75	6.39	4.69	36	0.010	SB
“ -018	266.00	267.26	1.26	1.14	-75	6.90	25.56	61	0.048	SB
“ -018	279.20	280.46	1.26	1.14	-75	6.20	16.51	57	0.021	SB
Underground Drilling Intersections: Section 50750N
PCU-07-019	94.30	97.09	2.79	2.49	15	26.59	25.92	490	1.201	V
PCU-07-020	94.31	95.59	1.79	1.78	0	0.38	4.65	9	0.040	V
PCU-07-021	98.35	105.09	6.74	5.85	-30	6.92	12.20	93	0.231	V
PCU-07-022	159.91	170.99	11.08	4.92	-53	15.44	19.75	282	0.755	V
PCU-07-023	229.26	232.76	3.50	2.02	-63	20.95	14.48	307	0.637	V
PCU-07-024	255.57	261.41	5.84	3.18	-67	8.28	1.71	92	0.118	V
“ -024	261.41	266.88	5.47	4.73	-67	9.91	11.83	63	0.015	SB
PCU-07-025	267.60	269.20	1.60	1.44	-73	19.25	13.61	201	0.049	SB
“ -025	286.21	290.90	4.69	4.21	-73	4.39	5.41	34	0.007	SB
“ -025	293.73	295.76	2.03	1.82	-73	3.01	9.13	34	0.005	SB
“ -025	296.20	298.40	2.20	0.74	-73	4.11	0.46	50	0.075	V
“ -025	301.90	305.95	4.05	3.64	-73	5.35	13.79	56	0.014	SB